## JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1(k)(1) thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13(d) and/or Section 13(g) of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to the Class A common stock, par value $0.0001 per share, of SOLV Energy, Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: May 7, 2026

**ASP Endeavor Investco LP**

By: /s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President and Secretary

**ASP SOLV Aggregator LP**

By: /s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President and Secretary

**ASP VIII Alternative Investments Solstice, L.P. by American Securities Associates VIII, LLC, its General Partner**

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: President

**American Securities Partners VIII(B), L.P. by American Securities Associates VIII, LLC, its General Partner**

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: President

**ASP VIII Alternative Investments, L.P. by American Securities Associates VIII, LLC, its General Partner**

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: President

**AS/ASP VIII Co-Investor, LLC by ASP Manager Corp., its Manager**

By: /s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President and Secretary

**American Securities Associates VIII, LLC**

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: President

**ASP VIII SOLV Holdings LP by ASP Manager Corp, its General Partner**

By: /s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President and Secretary

**ASP VIII CSE Holdings LP by ASP Manager Corp., its General Partner**

By:        /s/ Eric L. Schondorf
Name:     Eric L. Schondorf
Title:      Vice President and Secretary

**SOLV Energy Management Holdings LP by ASP Manager Corp., its General Partner**

By:        /s/ Eric L. Schondorf
Name:     Eric L. Schondorf
Title:      Vice President and Secretary

**ASP Manager Corp.**

By:        /s/ Eric L. Schondorf
Name:     Eric L. Schondorf
Title:      Vice President and Secretary

**American Securities LLC**

By:        /s/ Michael G. Fisch
Name:     Michael G. Fisch
Title:      Chief Executive Officer